Exhibit 19

Lincoln Electric Holdings, Inc.

Securities Trading Policy For Covered Persons

1.GENERAL POLICY:  The Board of Directors of Lincoln Electric Holdings, Inc. (the “Company” or “Lincoln”) has determined that it is the Company’s policy to comply with all applicable federal and state securities laws, including those relating to buying or selling stock in the Company.  In the course of conducting the Company’s business, employees or representatives may become aware of material, non-public information regarding the Company, its subsidiaries and divisions, or other companies with which we do business (this so-called “Inside Information” is defined in Section 3 below).  Directors, employees or agents of the Company and members of their immediate families may not transact in Lincoln securities, or securities of any other publicly-held company (about which they have Inside Information), while in possession of Inside Information obtained during the course of employment or other involvement with Lincoln’s business, even if the decision to transact is not based upon the Inside Information.  In addition, entities such as trusts or foundations, over which an employee has control, may not transact in Lincoln securities while the Covered Person (as defined below) is in possession of such Inside Information.  If you have Inside Information, you may not disclose that information to others, even to family members or other employees, except for employees whose job responsibilities require the information.
2.APPLICABILITY:  The general policy stated above applies to all directors and employees.  In order to ensure compliance with the policy, the Board of Directors of the Company has adopted the following additional procedures, which apply to directors, officers and certain employees and representatives of the Company and its wholly-owned subsidiaries, as specified in Annex A (“Covered Persons”) and members of their immediate families.  The Company has determined that these Covered Persons are likely to have access to Inside Information by virtue of their position with the Company.  These procedures apply regardless of the dollar amount of the trade or the source of the Inside Information.  Any questions regarding the applicability of this policy to a specific situation should be referred to the Company counsel identified on Annex B.
3.DEFINITIONS:

Inside Information.  Inside Information means information that is both material and nonpublic.  Inside Information may include, but is not limited to, matters regarding a company’s business or financial condition, its strategic plans (including acquisitions or the sale of significant assets) or other important events that could affect the market price of the company’s securities.  See Annex C for examples of information that may be considered Inside Information.  For purposes of this policy, Inside Information includes any material, non-public information about Lincoln.  It also includes material, non-public information about other publicly-held companies which is obtained in the course of employment or other involvement with Lincoln’s business.

Material.  In general, information is “material” if there is a substantial likelihood that its disclosure to the public would affect investors’ decisions to purchase, sell or hold the securities of the company in question; would significantly affect the total mix of information available to the public; or would likely affect the market price of a company’s securities.  If you learn of information about Lincoln or other companies that might be important to an investor, the information is probably material.

Non-Public.  Non-public information is company-related information that has not been released through an official news release or other official announcement.  Information does not become “public” information merely because it is the subject of rumors or unofficial statements.  Information should not be regarded as “public” until at least 24 hours after it has been published by a national news medium or has otherwise become available through an official news release or official announcement.

4.SUMMARY OF FEDERAL SECURITIES LAW REQUIREMENTS:  The federal securities laws impose criminal and civil penalties on persons and corporations that (a) buy or sell a company’s stock or other securities while in possession of Inside Information (note that this prohibition applies regardless of how you obtain the information and whether or not you consider the Inside Information when deciding to buy or sell the security); or (b) disclose Inside Information to another person who then trades in securities.

In addition, penalties can be imposed on a company that, through its managers or supervisors:

a.	knew or recklessly disregarded the fact that an employee or other person associated with the company was likely to engage in insider trading violations; and
b.	failed to take appropriate actions to prevent or detect the violation.
5.SPECULATIVE TRADING, HEDGING, CHAT ROOMS, BLOGGING, AND SOCIAL MEDIA:  Consistent with the Company’s philosophy to encourage long-term investments by directors and employees, Covered Persons are prohibited from engaging in any speculative transactions involving Lincoln securities, including:  (a) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in any derivative or hedging transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Lincoln securities, including Lincoln securities obtained through the Company’s equity compensation plans or otherwise held directly or indirectly by the Covered Person; (b) short sales, or (c) pledging Lincoln securities as collateral for a loan made by a bank, financial institution, investment banking firm, broker-dealer or any other third party, including, without limitation, a margin loan and any other purchase of Lincoln securities on margin.  Covered Persons are also prohibited from participating in online chat rooms, blogging or commenting in social media on any matter that relates to the Company’s financial performance or its securities.
6.COMPANY ANNOUNCEMENTS:  Announcements concerning the Company, its business or financial condition will only be made by authorized personnel after specific prior approval from the Chief Executive Officer, in consultation with the Company counsel and/or a compliance coordinator identified on Annex B.  All such announcements will be made in accordance with procedures established for the dissemination of Company information by the Vice President of Investor Relations, who will ensure that significant announcements concerning the Company are simultaneously disclosed to the investing public.
7.UNAUTHORIZED DISCLOSURE:  All directors and employees must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws.  All information you learn about the Company or its business plans is potentially nonpublic information until we publicly disclose it.  You should treat this information as confidential and proprietary to the Company.  You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.

Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public.  Violation of these rules could result in substantial liability for you, the Company and its management.  For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors.  If you receive inquiries of this nature you should refer them to the Vice President of Investor Relations.

8.PRE-TRADING CLEARANCE:  Except in accordance with Section 12 or 13, the following procedure will be followed to ensure compliance with this policy.  Before engaging in any transaction involving Lincoln securities (including gifts), or the securities of any other company that the Covered Person knows about by virtue of his or her employment at Lincoln, a Covered Person must first submit the Pre-Trading Clearance and Certification form attached as Annex D to obtain approval for the proposed transaction from the Company counsel or compliance coordinator identified on Annex B, or any designee of such individuals.  The form should be submitted two business days in advance of the proposed transaction, if possible.  The Pre-Trading Clearance and Certification requirement may be initiated by telephone or email by following the procedure on Annex B.
9.WINDOW PERIODS:  To avoid any appearance of impropriety, the Company has established four “window periods” annually during which Covered Persons not in possession of Inside Information will be permitted to transact in Lincoln securities after obtaining approval as required by Section 8.  Even during these window periods you may not initiate a trade in Lincoln securities if you are aware of material nonpublic information about the Company, except in accordance with Section 12 or 13.  A window period commences on the second business day following the public release of quarterly and year-end financial results and continues until the close of business two weeks prior to the next quarter end.
10.TRADING BANS:  From time to time, the Company, through the General Counsel, may close trading during a window period in the light of developments that could involve material nonpublic information.  In these situations, the General Counsel will notify particular individuals that they should not engage in trading of Company securities (except as permitted under Section 12 or 13) and should not disclose to others the fact that the trading window has been closed.
11.POLICY EXCEPTIONS:  The General Counsel or the Chief Executive Officer, or any designee of such individuals, may grant exceptions to Sections 9 and 10 of this policy.

12.COMPANY PLANS.  The Company maintains two plans under which eligible employees have the opportunity to acquire Company stock:  the Employee Savings Plan and the Stock Purchase Plan.  Elections to establish, or increase or decrease, an ongoing contribution/acquisition approach, or making one-time or discretionary contributions, under these plans are subject to the pre-clearance procedures and window periods described above.  Further, any election to reinvest some or all of an account balance in either of these plans that increases or decreases investment in Company stock, and any election to have some or all of an account balance transferred out of deemed investment in Company stock will also be subject to the pre-clearance and window period procedures. However, acquisitions under these plans pursuant to previously established elections are not subject to the pre-clearance procedures and windows described above.

The Company also maintains the 2005 Deferred Compensation Plan for Executives (the “Executives Deferred Plan”) under which certain employees can defer certain vested stock awards and the Non-Employee Directors’ Deferred Compensation Plan (the “Non-Employee Director Deferred Compensation Plan” and, collectively with the Executive Deferred Plan, the “Deferred Plans”) under which non-employee directors can defer certain vested stock awards.  The deferral of these awards into the Deferred Plans is not subject to pre-clearance procedures and window periods described above.  However, an election to transfer deferred investment in Company stock under the Deferred Plans will be subject to the pre-clearance and window period procedures described above.

13.PREARRANGED TRADING PLANS:  An SEC rule, Rule 10b5-l(c), provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions.  Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you do not possess material nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material nonpublic information.  Arrangements under the rule may specify amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material nonpublic information at the time of the trades.  While trading plans can be established for a single trade or a series of trades, the Company prefers that your trading plan be established for a series of trades because Rule 10b5-1 places certain limitations on single trade plans.

It is important that you document the details of a trading plan properly.  Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-l(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge.  These requirements include that you act in good faith, that you not modify your trading instructions while you possess material nonpublic information, that you not use multiple overlapping trading plans (subject to certain exceptions), and that you not enter into or alter a corresponding or hedging transaction or position.  Because this rule is complex, the

Company recommends that you work with a broker and the Company and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All trading plans must be reviewed and approved before they are implemented by the General Counsel, or any designee of such individual. The General Counsel, or any designee of such individual, must also review and approve any amendment or modification of a trading plan and approve the early termination of any trading plan.   All plans must meet the guidelines established by the General Counsel in order to be considered for approval.

14.BASIC GUIDELINES:  Inside Information must not be used to gain improper profit by trading in securities of the Company or of any other company with which Lincoln does business.  If the following basic rules are followed, the likelihood of misconduct will be greatly reduced:
a.	Unless you are certain it has been officially announced to the public, you should treat all material information about the Company and its businesses as confidential.
b.	Except as necessary in the course of performing job duties, do not disclose Inside Information to anyone.
c.	Except as permitted by this Policy, always contact the Company counsel or a compliance coordinator identified on Annex B to obtain approval before trading in Lincoln securities or those of another company that the Covered Person knows about by virtue of his employment at Lincoln.
15.NO CIRCUMVENTION:  No circumvention of this policy is permitted.  Do not try to accomplish indirectly what is prohibited directly by this policy.  The short-term benefits to an individual cannot outweigh the potential liability that may result when an employee is involved in the illegal trading of securities.
16.PENALTIES:  In addition to possible criminal and civil penalties, any Covered Person knowingly violating this policy will be subject to discipline up to and including termination for cause.  The potential penalties are severe and may include a jail term of up to ten years, a fine of $1,000,000 and a civil penalty of up to three times the profit gained or loss avoided.
17.CLARIFICATION:  Any questions concerning this policy should immediately be referred either to the Company counsel identified on Annex